EXHIBIT 2

Annex A

Open Market Purchases

Trade Date	Common Stock	Average Price per Share of Common Stock
March 9, 2026	842,266	$17.35
March 10, 2026	1,103,749	$17.56
March 11, 2026	900,000	$18.41